UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D. C. 20549	OMB APPROVAL
OMB Number: 3235-0080
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FORM 25	hours per response ............ 1.00
NOTIFICATION OF REMOVAL FROM LISTING AND/OR REGISTRATION UNDER SECTION 12(b) OF THE SECURITIES EXCHANGE ACT OF 1934

. Commission File Number	001-39408

Issuer: Lucid Group, Inc. (f/k/a Churchill Capital Corp IV) Exchange: New York Stock Exchange LLC

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

Address: 7373 Gateway Blvd, Newark, CA 94560 Telephone: (510) 648-3553
(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

Class A Common Stock, par value $0.0001
Warrants, each exercisable for one share of Class A Common Stock at an exercise price of $11.50 per share Units, consisting of one share of Class A Common Stock and one-fifth of one Warrant, whereby each whole Warrant entitles the holder thereof to purchase one share of Class A Common Stock at an exercise price of $11.50 per share of Class A Common Stock

(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐ 17 CFR 240.12d2-2(a)(1)

☐ 17 CFR 240.12d2-2(a)(2)

☐ 17 CFR 240.12d2-2(a)(3)

☐ 17 CFR 240.12d2-2(a)(4)

☐ Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange1

☒ Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934,    Lucid Group, Inc. (f/k/a Churchill Capital Corp IV)     (Name of Issuer or Exchange) certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

July 23, 2021	By	/s/ Sherry House	Chief Financial Officer
Date		Name: Sherry House	Title: Chief Financial Officer

1 Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable. See General Instructions.

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